Zeus Securities, Inc..
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

NET CAPITAL COMPUTATION:

Total Stockholders' Equity	$	21,240
Deductions on non-allowable assets		
Non-allowable assets:		
Commission Receivable 12b-1 Fees		505
Prepaid Expenses		357
Total non-allowable assets		862
Net capital		20,378
Required Minimum Net Capital		5,000
Excess Net Capital	$	15,378

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	9,190
Ratio of aggregate indebtedness to net capital		.451 to 1

Reconciliation:

Net capital, per unaudited December 31, 2015 FOCUS report, as filed	$	20,378
Net audit adjustments		*
Net capital, per December 31, 2015 audited report, as filed	$	20,378

There are no material differences between the computation of net capital presented above and the computation of net capital reprted on the Company's unauditied Form X-17A-5, Part 11-A Focus Report filed on February 25, 2016.